EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2016 FOURTH QUARTER AND YEAR END RESULTS
CALGARY, ALBERTA – MARCH 2, 2017 – FOR IMMEDIATE RELEASE

Commenting on 2016 results, Steve Laut, President of Canadian Natural stated, “Throughout 2016 Canadian Natural continued to execute on our defined strategy with another strong operational year. In 2016 we were able to keep our capital program intact, complete the Phase 2B expansion at Horizon, continue to lower our cost structures, operate our properties in a safe and effective manner and increase returns to shareholders.
2016 was a milestone year for Canadian Natural with the continued transition to a long life low-decline asset base with the strong execution and operational results of Horizon Phase 2B. In the fourth quarter of 2016 the Company achieved record SCO production of 178,000 bbl/d and record low operating costs of $22.53 were realized as cost efficiencies continue to be a focus. Production levels at Horizon continue to be in excess of our 182,000 bbl/d nameplate capacity with December, January and February production averaging approximately 184,000 bbl/d, 195,000 bbl/d and 202,600 bbl/d respectively. Strong production combined with record low operating costs is delivering substantial cash flow generation and as a result our balance sheet is strengthening quickly. This will allow for greater returns to shareholders, as demonstrated by today's 10% dividend increase, economic development of our asset base and potential for opportunistic acquisitions.
2017 will be equally as transformational as Canadian Natural targets to deliver 6% production growth with a $3.9 billion capital program. With approximately $1.05 billion of Horizon Phase 3 expansion capital remaining to be spent in 2017 as a part of this capital program, an additional 80,000 bbl/d of SCO will be added at Horizon. Phase 3 is targeted to start-up in the fourth quarter of 2017 and will further strengthen the Company's long term sustainability in any commodity price cycle."
Canadian Natural’s Chief Financial Officer, Corey Bieber, continued, “In 2016 Canadian Natural demonstrated the  strength and resilience of the Company's operations and assets. While navigating a US$43/bbl average WTI price  in 2016, the Company's net ending debt was largely unchanged compared with 2015 levels, all the while growing proved reserves 4%, increasing dividends, maintaining entry to exit production levels and investing approximately $1.9 billion in the Horizon expansion.  A significant achievement in a low commodity price environment. In the fourth quarter of  2016, the Company generated approximately $1.0 billion in free cash flow after capital and dividend requirements.  As a result, liquidity and key balance sheet metrics of the corporation strengthened in 2016.
In the first quarter of 2017 the balance sheet will continue to strengthen as cash flow is targeted to exceed capital expenditures by approximately $230 million per month.  In recognition of this financial strength and the strong operational performance at Horizon, our Board of Directors today approved a 10% increase to our quarterly dividend from $0.25 per share to $0.275 per share, for the seventeenth consecutive year.  Also, as a result of this financial strength and operational performance, the Board of Directors, subject to regulatory approval, authorized the Company to apply for a normal   course issuer bid to purchase up to 2.5% of the Company's common shares.
With increased long life low-decline, high value SCO production from Horizon Phase 2B in 2016 and Phase 3 targeted for a fourth quarter start-up, Canadian Natural's business becomes even more robust and sustainable, allowing for increased capital flexibility going forward."

QUARTERLY HIGHLIGHTS
		Three Months Ended			Year Ended
($ millions, except per common share amounts)		Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Net earnings (loss)		$566	$(326)	$131	$(204)	$(637)
Per common share	– basic	$0.51	$(0.29)	$0.12	$(0.19)	$(0.58)
	– diluted	$0.51	$(0.29)	$0.12	$(0.19)	$(0.58)
Adjusted net earnings (loss) from operations (1)		$439	$(355)	$(49)	$(669)	$263
Per common share	– basic	$0.40	$(0.32)	$(0.04)	$(0.61)	$0.24
	– diluted	$0.40	$(0.32)	$(0.04)	$(0.61)	$0.24
Funds flow from operations (2)		$1,677	$1,021	$1,379	$4,293	$5,785
Per common share	– basic	$1.52	$0.93	$1.26	$3.90	$5.29
	– diluted	$1.50	$0.92	$1.26	$3.89	$5.28
Net capital expenditures		$411	$1,185	$(96)	$3,794	$3,853

Daily production, before royalties
Natural gas (MMcf/d)		1,646	1,645	1,703	1,691	1,726
Crude oil and NGLs (bbl/d)		585,185	460,986	572,000	523,873	564,188
Equivalent production (BOE/d) (3)		859,577	735,212	855,800	805,782	851,901
(1)	Adjusted net (loss) earnings from operations is a non-GAAP measure that the Company utilizes to evaluate its performance. The derivation of this measure is discussed in the Management’s Discussion and Analysis (“MD&A”).
(2)	Funds flow from operations (formally cash flow from operations) is a non-GAAP measure that the Company considers key as it demonstrates the Company’s ability to fund capital reinvestment and debt repayment. The derivation of this measure is discussed in the MD&A.
(3)	A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.

Annual Overview

—
The Company's proven strategy which combines a diversified asset base, long-life low decline assets and low capital exposure assets continues to deliver strong sustainable cash flow, allowing Canadian Natural to balance cash flow allocation between balance sheet strength, returns to shareholders, economic resource development and opportunistic acquisitions to maximize shareholder value. Canadian Natural's capital programs are flexible and facilitate allocating capital to those projects which generate the highest returns as well as ensuring the Company effectively balance cash flow allocation.

—	Annual production volumes of 805,782 BOE/d were achieved in 2016, representing a decrease of 5% from 2015 levels, however due to the successful start up of Phase 2B at Horizon Oil Sands (“Horizon”) Q4/16 production volumes have increased over Q4/15. Strong results given the decrease in drilling activity in 2015 and 2016, a 83% decrease from peak levels in 2014 as the Company proactively managed through the commodity price downturn.

—	Funds flow generation was strong in 2016 with annual funds flow from operations of $4,293 million and an adjusted net loss of $669 million.
—	Annual crude oil and NGL production volumes in 2016 averaged 523,873 bbl/d, a decrease of 7% from 2015 levels, and were within the Company’s 2016 annual guidance range of 514,000 bbl/d to 563,000 bbl/d.
—	In 2016, the Company achieved annual natural gas production volumes of 1,691 MMcf/d, a strong result given third party facility outages and Nova transportation curtailments in the year, which negatively impacted annual production by approximately 100 MMcf/d. While production levels were essentially in-line with 2015 volumes, the Company achieved operating costs of $1.18/Mcf, a reduction of 12% from 2015 levels.

Canadian Natural Resources Limited	2	Year Ended December 31, 2016

—	Horizon, Canadian Natural’s world class oil sands mining and upgrading operations, achieved record annual production of 123,265 bbl/d of synthetic crude oil (“SCO”) in 2016, a modest increase over 2015 levels and within annual corporate guidance. In October 2016, the Company completed the Horizon Phase 2B expansion and effectively ramped up production to design capacity.
—	Through safe, steady and reliable operations and a strong focus on continuous improvement, the Company realized record low annual average operating costs of $25.20/bbl, after adjusting for planned downtime in 2016, a 12% reduction from 2015 levels.
—	Strong production has continued at Horizon with December, January and February production levels of approximately 184,000 bbl/d, 195,000 bbl/d and 202,600 bbl/d of SCO, respectively.
—	During 2016, Canadian Natural continued to advance the Horizon Phase 3 expansion. The final component of the Company's transition to a long-life, low decline asset base is progressing as planned, reaching 89% physical completion as at December 31, 2016. The start-up of Phase 3 is targeted for Q4/17 and is targeted to add incremental production capacity of 80,000 bbl/d of SCO. The Horizon Phase 3 expansion will increase targeted design capacity which will result in a dramatic step change towards lower operating costs.
—	In 2016, Horizon project capital expenditures totaled $1.92 billion, below the Company's 2015 estimate and the 2016 capital budget, impressive results given the challenges faced in the region. Additionally, in 2017, Horizon project capital expenditures are targeted to be approximately $1.05 billion to complete the Phase 3 expansion, which remains on budget and on schedule for Q4/17 start-up.
—	Thermal in situ oil sands (“thermal in situ”) annual production volumes reached 111,046 bbl/d, within corporate guidance, representing an expected 14% decrease from 2015 levels, due to reduced capital allocation and the timing of steaming cycles at the Company's Primrose operations.
—	At Primrose, strong results from the Company's low pressure steamflood continue. As a result the current production under the steamflood has increased to approximately 32,000 bbl/d, representing an increase of 154% from December 2015 volumes of 12,600 bbl/d.
—	At Kirby South the Company's Steam Assisted Gravity Drainage (“SAGD”) project, the Company achieved record annual production volumes of 37,714 bbl/d, a 28% increase over 2015 production.
—	Including energy costs, Kirby South achieved record low annual operating costs of $9.33/bbl, decreasing 26% from 2015 levels. Annual Steam to Oil Ratio ("SOR") at Kirby South continued to be strong at 2.6 in 2016.
—	Pelican Lake operations remained strong with annual production of 47,636 bbl/d, with record low annual operating costs of $6.60/bbl, a 9% reduction from 2015 levels. This long-life, low decline, leading edge polymer flood continues to perform well despite no drilling activity in the past two years prior to Q4/16 due to capital allocation choices.
—	North American light crude oil and NGL production was 87,983 bbl/d in 2016, essentially flat since 2014, strong results given minimal drilling due to capital allocation decisions. 2016 operating costs have been reduced year over year by 9% to $13.48/bbl from 2015 levels.
—	Primary heavy crude oil production decreased, as expected, year over year to 104,292 bbl/d in 2016, following the Company's proactive decision to reduce its primary heavy crude oil drilling program. Canadian Natural is the industry leading primary heavy crude oil producer and continue to focus on operations optimization, annual operating costs of $13.55/bbl were realized, representing a decrease of 10% from 2015 levels.
—	North American natural gas production was 1,622 MMcf/d in 2016, in-line with 2015 levels, despite the negative impact of approximately 100 MMcf/d being shut-in as a result of third party facility outages and Nova transportation curtailments in the year. Effective and efficient operations continue to deliver significant cost reductions. Operating costs in North America natural gas decreased to $1.12/Mcf in 2016, a 12% reduction from 2015 levels.

Canadian Natural Resources Limited	3	Year Ended December 31, 2016

—	International Exploration & Production (“E&P”) annual production volumes were within annual production guidance and reaching 49,650 bbl/d, representing a 20% increase from 2015 levels.
—	North Sea volumes improved by 6% to 23,554 bbl/d, due to the Company's continued focus on production enhancements, increased reliability and water flood optimization in the North Sea. As a result, North Sea 2016 operating costs decreased by 33% to $42.47/bbl from 2015 levels.
—	The completion of Offshore Africa’s infill drilling programs in early 2016 at Espoir and Baobab increased production by 37% to 26,096 bbl/d. Offshore Africa's operating costs were also strong in 2016 at $18.48/bbl representing a 45% decrease from 2015 levels.
—	The Company’s 2016 drilling program consisted of 190 net wells, excluding strat/service wells, a 50 net well increase from its 2015 drilling program. The Company continues to be prudent with its capital allocation in a volatile commodity price environment.
—	In 2016, Canadian Natural continued its focus on effective and efficient operations reducing operating costs throughout its business. As a result, the Company achieved over $560 million in operating cost savings year-over-year based on 2015 unit rates versus 2016 unit rates.
—	Results from the Company's continued cost focused strategy in 2016 are demonstrated in the table below.
Annual Operating Costs (Canadian $)	2016	2015	Year-over-Year Percent Change
North America Light Crude Oil and NGLs ($/bbl)	$13.48	$14.88	(9)%
Pelican Lake Heavy Crude Oil ($/bbl)	$6.60	$7.24	(9)%
Primary Heavy Crude Oil ($/bbl)	$13.55	$15.01	(10)%
Horizon Oil Sands Mining and Upgrading ($/bbl)(1)	$25.20	$28.61	(12)%
North Sea Light Crude Oil ($/bbl)	$42.47	$63.67	(33)%
Offshore Africa Light Crude Oil ($/bbl)	$18.48	$33.32	(45)%
North America Natural Gas ($/Mcf)	$1.12	$1.27	(12)%
Total Overall ($/BOE)(2)(3)	$13.37	$15.02	(11)%
(1)	Horizon annual average operating costs adjusted to reflect the impacts of turnarounds.
(2)	Total overall annual operating costs per BOE reflects Horizon adjusted operating costs.
(3)	Given the cyclical nature of Primrose operations, cost comparison year over year is not indicative of performance.
—	Canadian Natural maintains significant financial stability and liquidity represented in part by committed bank credit facilities. As at December 31, 2016, the Company had in place bank credit facilities of $7.4 billion, of which $3.0 billion was available, an increase from $2.35 billion at September 30, 2016. Balance sheet strength continues to be a focus of the Company, with debt to book capitalization of 39% at December 31, 2016, within the Company's targeted operating range.
—	The Company remained focused on returns to shareholders in 2016 increasing dividends by approximately 9% to $0.25/share in Q4/16, reflecting the Board of Director's confidence in the Company's cash flow. In addition, the Company distributed 21.8 million PrairieSky common shares to shareholders as a return of capital in Q2/16, valued at approximately $546 million.
—	Subsequent to December 31, 2016, Moody’s Investors Service, Inc. adjusted the Company’s credit rating outlook from negative to stable on the Company's investment grade credit rating.

Canadian Natural Resources Limited	4	Year Ended December 31, 2016

Fourth Quarter Overview
—	Canadian Natural realized funds flow from operations of $1,677 million in Q4/16, an increase from $1,021 million in Q3/16 and $1,379 million in Q4/15. The increases primarily reflect higher SCO sales volumes and realized prices from Horizon, higher natural gas netbacks and higher North America E&P crude oil and NGL netbacks and the impact of reduced cash taxes in the quarter.
—	Significant free cash flow of approximately $1,270 million was generated in Q4/16 after net dispositions and capital expenditures. After quarterly dividend requirements, approximately $990 million of free cash flow was realized in the quarter, which was largely used to reduce the Company's debt levels.
—	For Q4/16, the Company had net earnings of $566 million compared to net earnings of $131 million in Q4/15 and a net loss of $326 million in Q3/16. The adjusted net earnings from operations was $439 million in Q4/16 compared to an adjusted net loss of $49 million in Q4/15 and an adjusted net loss of $355 million in Q3/16. Changes in adjusted net earnings primarily reflect the changes in funds flow from operations.
—	Canadian Natural’s corporate production volumes averaged 859,577 BOE/d in Q4/16, slightly above Q4/15 and a 17% increase from Q3/16 volumes, primarily due to the successful ramp up of the Horizon Phase 2B expansion and strong performance from thermal in-situ.
—	As previously announced, after the completion of Phase 2B, Horizon set a new quarterly production record in Q4/16 with SCO volumes averaging 178,063 bbl/d, at the high end of previously issued Q4/16 Horizon production guidance.
—	As a result of cost efficiencies achieved at Horizon combined with strong operational results, the Company realized record low operating costs of $22.53/bbl (US$16.89/bbl) of SCO in Q4/16.
—	Thermal operations were strong in Q4/16, with production averaging 129,329 bbl/d, within the Company’s previously issued quarterly guidance.
—	Kirby South continues to operate near facility capacity, resulting in production of 39,415 bbl/d in Q4/16, an increase of 3% over Q3/16. Including energy costs, operating costs of $9.56/bbl were achieved in the quarter, supported by a strong SOR of 2.6.
—	Primrose production results of 89,914 bbl/d in Q4/16 were strong, up 38% over Q3/16. As a result, including energy costs, operating costs of $11.93/bbl were realized in Q4/16, a decrease of 10% from Q3/16 levels.
—	Pelican Lake polymer flood production remained constant at 47,531 bbl/d in Q4/16, flat from Q3/16 levels and a modest decrease of 4% from Q4/15 levels due to natural declines and wellhead cleanouts to improve polymer flood conformance. Operations continued to be optimized, resulting in industry leading operating costs of $6.57/bbl in Q4/16, a 3% decrease from Q4/15 levels.
—	Within the Company's North America natural gas assets, operations continued to be optimized during the quarter. Operating costs in Q4/16 were $1.07/Mcf, representing a 9% decrease from Q4/15 and in-line with Q3/16 levels.
—	Operating costs in Canadian Natural's key natural gas areas in the Deep Basin and Montney continued to impress at $0.37/Mcfe and $0.23/Mcfe respectively in Q4/16.
—	The Company's North America E&P crude oil and natural gas drilling program of 87 net wells, excluding strat/service wells, in Q4/16 was in-line with Q3/16 drilling.
—	In the North Sea, the Company's continued focus on production enhancements, increased reliability and water flood optimization, resulted in average production volumes of 24,085 bbl/d in Q4/16, increasing by 4% from Q4/15 levels and 3% from Q3/16 levels. North Sea quarterly crude oil operating costs decreased to $41.66/bbl, representing a reduction of 27% from Q4/15 levels.
—	Offshore Africa production volumes averaged 21,689 bbl/d in Q4/16. Crude oil operating costs of $19.05/bbl were realized in Q4/16 representing a 27% reduction from Q4/15. The decrease in operating costs from Q4/15 reflects an increase in production volumes from the infill drilling program completed in Q1/16, timing of liftings from various fields and a focus on effective and efficient operations.

Canadian Natural Resources Limited	5	Year Ended December 31, 2016

—	As previously announced, in Q4/16 the Company successfully completed the disposition of its non-operated 15% ownership in the Cold Lake Pipeline, for approximately $539 million.
—	In addition to cash proceeds of $349 million, Canadian Natural retained additional upside potential on the midstream assets through receipt of approximately 6.4 million Inter Pipeline Ltd. ("Inter Pipeline") common shares. As at December 31, 2016, the Inter Pipeline common shares owned were valued at approximately $190 million.
—	Canadian Natural declared a quarterly cash dividend on common shares of C$0.275 per share payable on April 1, 2017, representing a 10% increase over the previous quarterly dividend of $0.25 per share. This marks the seventeenth consecutive year of dividend increases since the Company first paid a dividend in 2001 and demonstrates the Board of Directors confidence in the Company's ability to generate sustainable cash flow.
—	The Board of Directors of the Corporation also approved today its intention, subject to obtaining regulatory approval, including the approval of the Toronto Stock Exchange ("TSX"), to buy back up to 27,814,309 of its common shares (representing 2.5% of the common shares as at February 28, 2017) through a normal course issuer bid. The purchases will be made over the course of a 12 month period and be subject to the applicable TSX and New York Stock Exchange (“NYSE”) rules and securities laws. The timing of and actual number of shares purchased will be determined by the Corporation and be subject to market conditions, share price and regulatory requirements. Shares will be purchased through the facilities of the TSX or other alternative Canadian marketplaces and the NYSE at prevailing market prices at the time of purchase. All purchased shares will be cancelled.

Canadian Natural Resources Limited	6	Year Ended December 31, 2016

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK sector of the North Sea and Offshore Africa.  Canadian Natural’s production is well balanced between light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen and SCO (herein collectively referred to as “crude oil”), natural gas and NGLs. This balance provides optionality for capital investments, facilitating improved value for the Company’s shareholders.
Underpinning this asset base is long-life, low decline production from Horizon Oil Sands mining and upgrading, thermal in situ oil sands and Pelican Lake heavy crude oil assets.  The combination of low decline, low reserve replacement costs, and effective and efficient operations means these assets provide substantial and sustainable cash flow throughout the commodity price cycle.
Augmenting this, Canadian Natural maintains a substantial inventory of low capital exposure projects within its conventional asset base. These projects can be executed quickly, and, with the right economic conditions, can provide excellent returns and maximize value for shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs; programs that can be optimized over time. Additionally, by owning and operating related infrastructure, Canadian Natural is able to control a major component of its operating cost and minimize production commitments. Low capital exposure projects can typically be easily stopped or started depending upon success, market conditions, or corporate needs.
Canadian Natural’s balanced portfolio, built with both long-life, low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.
Drilling Activity
	Year Ended Dec 31
	2016		2015
(number of wells)	Gross	Net	Gross	Net
Crude oil	188	174	133	115
Natural gas	11	9	32	19
Dry	7	7	6	6
Subtotal	206	190	171	140
Stratigraphic test / service wells	268	268	206	166
Total	474	458	377	306
Success rate (excluding stratigraphic test / service wells)		96%		96%
—	As a result of cost efficiencies and stabilization of commodity prices in the second half of the year, Canadian Natural was able to economically increase its annual drilling program. Annual 2016 drilling increased to 190 net wells, excluding strat/service wells, an increase of 50 net wells from 2015 drilling levels.
North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands

	Three Months Ended			Year Ended
	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Crude oil and NGLs production (bbl/d)	232,019	240,298	259,873	239,912	270,148
Net wells targeting crude oil	75	88	1	170	112
Net successful wells drilled	72	84	1	163	106
Success rate	96%	95%	100%	96%	95%

Canadian Natural Resources Limited	7	Year Ended December 31, 2016

—	Annual production volumes of North America crude oil and NGLs averaged 239,912 bbl/d in 2016, within annual corporate guidance. 2016 production volumes represent a decrease of 11% from 2015 levels as a result of limited drilling activity in 2015 and the first half of 2016. Even with expected production decreases, the Company's effective and efficient operations resulted in operating cost reductions of 9% from 2015 levels.
—	North America light crude oil and NGL annual production averaged 87,983 bbl/d, a 4% decrease in 2016 from 2015 levels due to limited drilling activity. Strong annual operating costs of $13.48/bbl were realized in 2016, a 9% decrease from 2015.
—	Pelican Lake operations remained strong with annual production of 47,636 bbl/d and record low annual operating costs of $6.60/bbl, a 9% reduction from 2015 levels. This low decline, leading edge polymer flood continues to perform well despite limited drilling activity prior to Q4/16 due to capital allocation choices.
—	Primary heavy crude oil production decreased year over year to 104,292 bbl/d in 2016, following the Company's proactive decision to reduce its primary heavy crude oil drilling program. Canadian Natural is the industry leading primary heavy crude oil producer and as a result of the continued focus on operations optimization, annual operating costs of $13.55/bbl were realized, representing a decrease of 10% from 2015 levels.
—	The Company’s 2017 North America E&P crude oil and NGL annual production guidance remains unchanged and is targeted to range from 232,000 bbl/d - 242,000 bbl/d.
Thermal In Situ Oil Sands

	Three Months Ended			Year Ended
	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Bitumen production (bbl/d)	129,329	103,481	135,135	111,046	129,835
Net wells targeting bitumen	8	1	-	9	3
Net successful wells drilled	8	1	-	9	3
Success rate	100%	100%	-	100%	100%
—	Thermal in situ oil sands (“thermal in situ”) annual production volumes reached 111,046 bbl/d, within corporate guidance, representing an expected 14% decrease from 2015 levels, due to minimal capital allocation to Primrose and the timing of steaming cycles at Primrose.
—	Thermal operations were strong in Q4/16 with average production volumes of 129,329 bbl/d, representing a 25% increase over Q3/16 levels. The increase was driven by another successful production cycle at the Company's Cyclical Steam Stimulation ("CSS") operations at Primrose.
—	At Primrose, strong results from the Company's low pressure steamflood continue. As a result the current production under the steamflood has increased to approximately 32,000 bbl/d representing an increase of 154% from December 2015 volumes of 12,600 bbl/d.
—	At Kirby South, the Company's SAGD project, record annual production volumes of 37,714 bbl/d were achieved, a 28% increase over 2015 production volumes.
—	Including energy costs, Kirby South achieved record low annual operating costs of $9.33/bbl, a decrease of 26% from 2015 levels. Annual SOR continued to be strong in 2016 at 2.6.
—	The Company’s 2017 thermal in situ annual production guidance remains unchanged and is targeted to range from 105,000 bbl/d - 115,000 bbl/d.

Canadian Natural Resources Limited	8	Year Ended December 31, 2016

Natural Gas

	Three Months Ended			Year Ended
	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Natural gas production (MMcf/d)	1,578	1,567	1,635	1,622	1,663
Net wells targeting natural gas	4	-	4	9	19
Net successful wells drilled	4	-	4	9	19
Success rate	100%	-	100%	100%	100%
—	North America natural gas annual production volumes averaged 1,622 MMcf/d in 2016, a decrease of 2% from 2015 levels. The decrease was mainly due to continued third party facility outages and Nova transportation curtailments which negatively impacted annual production by approximately 100 MMcf/d. Late in 2016, the Company's volumes at the third party gathering and processing facilities began to be brought back on stream.
—	Gains in process optimization continued to be made within the Company's North America natural gas operations, during the year. 2016 operating costs were $1.12/Mcf, a 12% decrease from 2015 levels.
—	2016 annual operating costs in Canadian Natural's key natural gas areas in the Deep Basin and Montney averaged $0.47/Mcfe and $0.23/Mcfe respectively.
—	The Company’s 2017 total natural gas annual production guidance remains unchanged and is targeted to range from 1,700 MMcf/d to 1,760 MMcf/d.
International Exploration and Production
	Three Months Ended			Year Ended
	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Crude oil production (bbl/d)
North Sea	24,085	23,450	23,110	23,554	22,216
Offshore Africa	21,689	26,171	24,832	26,096	19,079
Natural gas production (MMcf/d)
North Sea	44	50	36	38	36
Offshore Africa	24	28	32	31	27
Net wells targeting crude oil	0.9	-	1.2	2.1	5.8
Net successful wells drilled	0.9	-	1.2	2.1	5.8
Success rate	100%	-	100%	100%	100%
—	International E&P annual crude oil production volumes were within the Company's production guidance and averaged 49,650 bbl/d, representing a 20% increase over 2015 levels. The year-over-year increase in production reflects the impact of the successful infill drilling program completed at Espoir and Baobab during 2015 and 2016, and substantial gains in production optimization attained in the North Sea, offsetting natural production declines.

—	As a result of capital allocation choices, there has been no drilling activity in the North Sea in the last two years, prior to Q4/16. Due to the Company's continued focus on production enhancements, increased reliability of operations and water flood optimization in the North Sea with production volumes averaged 23,554 bbl/d in 2016, an increase of 6% from 2015 levels. North Sea annual crude oil operating costs averaged $42.47/bbl in 2016, representing a reduction of 33% from 2015 levels.

—	In addition, effective January 1, 2016, the reduction of the Petroleum Revenue Tax rate from 35% to 0%, and more recently a decrease in the supplementary charge on oil and gas profits from 20% to 10%, represent favorable changes to the tax regime for assets in the North Sea.

Canadian Natural Resources Limited	9	Year Ended December 31, 2016

—	During 2016, at the Company's Offshore Africa assets in Cote d'Ivoire reached annual production of 26,096 bbl/d, representing a 37% increase over 2015 levels. The increase was as a result of strong performance from the Company's successful infill drilling program completed in Q1/16 and continued enhancements in field operations. As a result, operating costs were reduced to $18.48/bbl, a 45% reduction compared to 2015 levels.
—	The Company's 2017 International E&P annual production guidance remains unchanged and is targeted to range from 43,000 bbl/d to 49,000 bbl/d.
North America Oil Sands Mining and Upgrading – Horizon
	Three Months Ended			Year Ended
	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Synthetic crude oil production (bbl/d) (1)	178,063	67,586	129,050	123,265	122,911
(1)	The Company produces diesel for internal use at Horizon. Fourth quarter 2016 SCO production before royalties excludes 1,619 bbl/d of SCO consumed internally as diesel (third quarter 2016 – 1,464 bbl/d; fourth quarter 2015 – 2,337 bbl/d; year ended December 31, 2016 - 1,966 bbl/d; year ended December 31, 2015 - 2,122 bbl/d).
—	Horizon Oil Sands (“Horizon”), Canadian Natural’s world class oil sands mining and upgrading operations, achieved record annual production of 123,265 bbl/d of synthetic crude oil (“SCO”) in 2016, a modest increase over 2015 levels. In October 2016, the Company completed the Horizon Phase 2B expansion and effectively ramped up production to design capacity.
—	Through safe, steady and reliable operations and a strong focus on continuous improvement, the Company realized record low annual average operating costs of $25.20/bbl, after adjusting for planned downtime in 2016, a 12% reduction from 2015 levels.
—	Strong production has continued at Horizon with December, January and February production levels of approximately 184,000 bbl/d, 195,000 bbl/d and 202,600 bbl/d of SCO, respectively.
—	During 2016, Canadian Natural continued to advance the Horizon Phase 3 expansion. The final component of the Company's transition to a long-life, low decline asset base is progressing as planned, reaching 89% physical completion as at December 31, 2016. The start-up of Phase 3 is targeted for Q4/17 and is targeted to add incremental production capacity of 80,000 bbl/d of SCO. With the completion of the Horizon Phase 3 expansion, operating costs are targeted to make a further step change downward from current levels.
—	In 2016, Horizon project capital expenditures totaled $1.920 billion, below the Company's 2015 estimate and the 2016 capital budget, impressive results given the challenges faced in the region. Additionally, in 2017, Horizon project capital expenditures are targeted to be approximately $1.055 billion to complete the Phase 3 expansion, which remains on budget and on schedule for Q4/17 start-up.
—	Directive 85 (formerly Directive 74) of the Horizon expansion remains on track and was 68% physically complete as at December 31, 2016. This project includes research into tailings management and technological investment.
—	Continued progress is being made on the Company's review of debottleneck options at Horizon. The Company is presently reviewing a debottlenecking option that is targeted to add 5,000 bbl/d - 15,000 bbl/d of SCO with targeted project capital of $70 million. As previously announced, the decision to go forward with this project is targeted for Q2/17.
—	The Company's 2017 Horizon annual production guidance remains unchanged and is targeted to range from 170,000 bbl/d to 184,000 bbl/d of SCO.

Canadian Natural Resources Limited	10	Year Ended December 31, 2016

MARKETING
	Three Months Ended			Year Ended
	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Crude oil and NGL pricing
WTI benchmark price (US$/bbl) (1)	$49.33	$44.94	$42.17	$43.37	$48.76
WCS blend differential from WTI (%) (2)	30%	30%	34%	32%	28%
SCO price (US$/bbl)	$48.91	$45.63	$42.77	$43.94	$48.59
Condensate benchmark pricing (US$/bbl)	$48.37	$43.05	$41.67	$42.51	$47.34
Average realized pricing before risk management (C$/bbl) (3)	$45.00	$39.66	$33.90	$36.93	$41.13
Natural gas pricing
AECO benchmark price (C$/GJ)	$2.67	$2.08	$2.51	$1.98	$2.62
Average realized pricing before risk management (C$/Mcf)	$3.14	$2.44	$2.96	$2.32	$3.16

(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excluding risk management activities.
—	WTI averaged US$49.33/bbl for Q4/16, a increase of 17% from US$42.17/bbl in Q4/15 and an increase of 10% from US$44.94/bbl in Q3/16. WTI pricing for the year ended December 31, 2016 continued to reflect volatility in supply and demand factors, geopolitical events and OPEC and non-OPEC countries decision to cut production in Q4/16.
—	The WCS differential to WTI averaged US$13.91/bbl (32%) in 2016 compared to US$13.51/bbl (28%) in 2015. In Q4/16, the WCS Heavy Differential averaged US$14.59/bbl (30%) compared with US$14.48/bbl (34%) and US$13.49/bbl (30%) in Q4/15 and Q3/16 respectively. Fluctuations in the WCS Heavy Differential reflect seasonal demand, changes in transportation logistics, and refinery utilization and shutdowns.
—	Canadian Natural contributed approximately 210,000 bbl/d of its heavy crude oil stream to the WCS blend in 2016. The Company remains the largest contributor to the WCS blend, accounting for 49% of the total blend.
—	SCO pricing averaged US$43.94/bbl during 2016 compared to US$48.59/bbl in 2015, a decrease of 10%. The SCO price averaged US$48.91/bbl for Q4/16, a increase from US$42.77/bbl for Q4/15, and US$45.63/bbl for Q3/16, representing increases of 14% and 7% respectively. The fluctuations in SCO pricing for Q4/16 and 2016 annual from comparable periods were primarily due to changes in WTI benchmark pricing.
—	AECO natural gas prices in 2016 averaged $1.98/GJ, from $2.62/GJ in 2015 representing a 24% decrease. AECO pricing averaged $2.67/GJ for Q4/16, an increase of 6% from $2.51/GJ for Q4/15, and an increase of 28% from $2.08/GJ for Q3/16. The decrease in natural gas prices for 2016 compared with 2015 was primarily due to warmer than normal winter temperatures in 2016. US natural gas inventories were at near record high levels at the end of the 2015/2016 winter season which resulted in weaker prices during storage injection. The increase in natural gas prices in Q4/16 compared with Q3/16 and Q4/15 was primarily due to lower US natural gas production. Reduced supply resulted in natural gas storage inventories returning to historically normal levels by the end of 2016.
—	The North West Redwater refinery, upon completion, will strengthen the Company’s position by providing a competitive return on investment and by adding 50,000 bbl/d of bitumen conversion capacity in Alberta which will help reduce pricing volatility in all Western Canadian heavy crude oil. The Company has a 50% interest in the North West Redwater Partnership. For project updates, please refer to: https://nwrsturgeonrefinery.com/whats-happening/news/.

Canadian Natural Resources Limited	11	Year Ended December 31, 2016

FINANCIAL REVIEW
The Company continues to implement proven strategies and its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. Canadian Natural’s cash flow generation, credit facilities, US commercial paper program, diverse asset base and related flexible capital expenditure programs all support a flexible financial position and provide the appropriate financial resources for the near-, mid- and long-term.
—	The Company’s strategy is to maintain a diverse portfolio balanced across various commodity types. The Company achieved production of 805,782 BOE/d in 2016, with approximately 96% of total production located in G7 countries.
—	Canadian Natural maintains significant financial stability and liquidity represented in part by committed bank credit facilities. As at December 31, 2016, the Company had in place bank credit facilities of $7.4 billion, of which $3.0 billion was available, an increase from $2.35 billion as at September 30, 2016. Balance sheet strength continues to be a focus of the Company with debt to book capitalization of 39% at December 31, 2016, within the Company's targeted operating range.
—	Subsequent to December 31, 2016, Moody’s Investors Service, Inc. adjusted the Company’s credit rating outlook from negative to stable on the Company's investment grade credit rating.
—	On August 9, 2016, the Company successfully issued its largest single tranche medium-term note transaction in Canada of $1.0 billion. The net proceeds from the five and a half year 3.31% notes were used to repay credit facilities, thereby generating additional liquidity for the Company.
—	In addition to its strong cash flow and access to debt capital markets, Canadian Natural has additional financial levers at its disposal to effectively manage its liquidity. As at December 31, 2016, these financial levers include the Company’s investment in PrairieSky and Inter Pipeline with approximate values of $720 million and $190 million respectively, and cross currency swaps maturing after 2020 with an approximate value of $330 million. Additionally, the Company could monetize its third party royalty volumes of up to approximately 1,000 BOE/d.
—	As previously announced, in Q4/16 the Company successfully completed the disposition of its non-core and non-operated 15% ownership in the Cold Lake Pipeline, for approximately $539 million.
—	In addition to cash proceeds of $349 million, Canadian Natural retained additional upside potential on the midstream assets through receipt of approximately 6.4 million Inter Pipeline common shares. As at December 31, 2016, the Inter Pipeline common shares owned were valued at approximately $190 million.
—	At December 31, 2016, 50,000 GJ/d of natural gas volumes were hedged using AECO swaps for January 2017 to October 2017. Subsequent to year end, 50,000 bbl/d of crude oil volumes were hedged for February 2017 through December 2017 and 17,500 bbl/d of crude oil volumes were hedged for March 2017 through December 2017, both using WTI costless collars. For full hedging disclosure please see the Company's website.
—	The Company remained focused on returns to shareholders in 2016 increasing dividends by approximately 9% to $0.25/share in Q4/16, reflecting the Board of Director's confidence in the Company's cash flow. In addition, the Company distributed 21.8 million PrairieSky common shares to shareholders as a return of capital in Q2/16 valued at approximately $546 million.
—	Canadian Natural declared a quarterly cash dividend on common shares of C$0.275 per share payable on April 1, 2017, representing a 10% increase over the previous quarterly dividend of $0.25 per share. This marks the seventeenth consecutive year of dividend increases since the Company first paid a dividend in 2001 and demonstrates the Board of Directors confidence in the Company's ability to generate sustainable cash flow.

—	The Board of Directors of the Corporation also approved today its intention, subject to obtaining regulatory approval, including the approval of the Toronto Stock Exchange ("TSX"), to buy back up to 27,814,309 of its common shares (representing 2.5% of the common shares as at February 28, 2017) through a normal course issuer bid. The purchases will be made over the course of a 12 month period and be subject to the applicable TSX and New York Stock Exchange (“NYSE”) rules and securities laws. The timing of and actual number of shares purchased will be determined by the Corporation and be subject to market conditions, share price and regulatory requirements. Shares will be purchased through the facilities of the TSX or other alternative Canadian marketplaces and the NYSE at prevailing market prices at the time of purchase. All purchased shares will be canceled.

Canadian Natural Resources Limited	12	Year Ended December 31, 2016

OUTLOOK
The Company forecasts annual 2017 production levels to average between 550,000 and 590,000 bbl/d of crude oil and NGLs and between 1,700 and 1,760 MMcf/d of natural gas, before royalties. Q1/17 production guidance before royalties is forecast to average between 591,000 and 615,000 bbl/d of crude oil and NGLs and between 1,700 and 1,740 MMcf/d of natural gas. Detailed guidance on production levels, capital allocation and operating costs can be found on the Company’s website at www.cnrl.com.
Canadian Natural's annual 2017 capital expenditures are targeted to be approximately $3.9 billion.

DECEMBER 31, 2016 UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Canadian Natural’s unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis for the three months and year ended December 31, 2016 are available on the Company’s website at www.cnrl.com.

Canadian Natural Resources Limited	13	Year Ended December 31, 2016

Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil (“SCO”) that the Company may be reliant upon to transport its products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and natural gas liquids (“NGLs”) reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.

Canadian Natural Resources Limited	14	Year Ended December 31, 2016

The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or Management’s estimates or opinions change.
Special Note Regarding Currency, Production and Non-GAPP Financial Measures
This release should be read in conjunction with the Management's Discussion and Analysis ("MD&A") and the unaudited interim Consolidated Financial Statements for the three months and year ended December 31, 2016 and the MD&A and the audited consolidated financial statements for the year ended December 31, 2015.
All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s unaudited interim consolidated financial statements for the period ended December 31, 2016 and MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This release includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings (loss) from operations, funds flow from operations (previously referred to as cash flow from operations), and adjusted cash production costs. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings (loss) and cash flows from operating activities, as determined in accordance with IFRS, as an indication of the Company's performance. The non-GAAP measures adjusted net earnings (loss) from operations and funds flow from operations are reconciled to net earnings (loss), as determined in accordance with IFRS, in the “Financial Highlights” section of the Company's MD&A. The non-GAAP measure funds flow from operations is also reconciled to cash flows from operating activities. The derivation of adjusted cash production costs and adjusted depreciation, depletion and amortization are included in the “Operating Highlights – Oil Sands Mining and Upgrading” section of the Company's MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of the Company's MD&A.
A Barrel of Oil Equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO.
Production volumes and per unit statistics are presented throughout this release on a “before royalty” or “gross” basis, and realized prices are net of blending costs and exclude the effect of risk management activities. Production on an “after royalty” or “net” basis is also presented for information purposes only int the Company's MD&A.

Canadian Natural Resources Limited	15	Year Ended December 31, 2016

CONFERENCE CALL
A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Thursday, March 2, 2017.
The North American conference call number is 1-866-521-4909 and the outside North American conference call number is 001-647-427-2311. Please call in 10 minutes prior to the call starting time.
An archive of the broadcast will be available until 6:00 p.m. Mountain Time, Thursday March 16, 2017. To access the rebroadcast in North America, dial 1-855-859-2056. Those outside of North America, dial 001-404-537-3406. The conference archive ID number is 20972264.
The conference call will also be Webcast live on the internet and may be accessed on the home page our website at www.cnrl.com.

For further information, please contact:
CANADIAN NATURAL RESOURCES LIMITED 2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 T 403-517-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
President

COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance

MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Canadian Natural Resources Limited	Year Ended December 31, 2016